SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE PROCTER & GAMBLE COMPANY

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, without Par Value

(Title of Class of Securities)

742718 10 9

(CUSIP Number of Class of Securities)

E. J. Wunsch, Esq.

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

(513) 983-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Profusek, Esq.

J. Eric Maki, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,975,459,489.86	$116,935.56

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low sales prices of common stock of The J. M. Smucker Company, into which shares of The Folgers Coffee Company will be converted, as reported on the New York Stock Exchange on October 6, 2008. A portion of the filing fee applicable to the offering of common stock of The Folgers Coffee Company in the transactions contemplated by the Transaction Agreement, dated as of June 4, 2008, by and among The Procter & Gamble Company, The Folgers Coffee Company, The J. M. Smucker Company and Moon Merger Sub, Inc., was paid in connection with The J. M. Smucker Company’s Preliminary Proxy Statement on Schedule 14A, which was filed on July 3, 2008 (No. 001-05111), The J. M. Smucker Company’s Registration Statement on Form S-4 (No. 333-152451), which was filed on July 22, 2008, and The J. M. Smucker Company’s Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-152451), which was filed on October 8, 2008.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,931.96

Form or Registration No.: 001-05111 (as to $100,422.71), Registration Statement on Form S-4 (No. 333-152451) (as to $9,742.31) and Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-152451) (as to $6,770.54).

Filing Party: The J. M. Smucker Company

Date Filed: July 3, 2008 (as to No. 001-05111), July 22, 2008 (as to Registration Statement on Form S-4 (No. 333-152451)) and October 8, 2008 (as to Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-152451)).

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by The Procter & Gamble Company (“P&G”). This Schedule TO relates to the offer by P&G to exchange all shares of common stock of its wholly owned subsidiary, The Folgers Coffee Company (“Folgers”), for shares of common stock of P&G, without par value, that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following consummation of the Exchange Offer, Folgers will merge with a wholly owned subsidiary of The J. M. Smucker Company (“Smucker”) whereby Folgers will continue as the surviving company and become a wholly owned subsidiary of Smucker (the “Merger”). Pursuant to the Merger, each share of Folgers common stock will automatically convert into the right to receive one Smucker common share, on the terms and subject to the conditions set forth in the Prospectus, dated October 8, 2008 (the “Prospectus”) and the Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(4)(i) and (a)(1)(i), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Folgers has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4/S-1 (Registration No. 333-152453) (the “Registration Statement”) to register the shares of Folgers common stock offered in exchange for shares of P&G common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is consummated but not fully subscribed. Smucker has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-152451) to register the Smucker common shares into which shares of Folgers common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery for P&G common stock, copies of which are attached hereto as Exhibits (a)(4)(i), (a)(1)(i) and (a)(1)(iv), respectively, is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is The Procter & Gamble Company. The principal executive offices of P&G are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202. Its telephone number at such office is (513) 983-1100.

(b) Securities. Shares of P&G common stock are the subject securities in the Exchange Offer. The information set forth in the section of the Prospectus entitled “The Exchange Offer—Terms of the Exchange Offer” relating to the P&G common stock is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Historical Per Share, Market Price and Dividend Data” relating to the P&G common stock is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The name of the issuer is The Procter & Gamble Company. The principal executive offices of P&G are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202. Its telephone number at such office is (513) 983-1100. P&G is both the filing person and the subject company.

The following are the directors, executive officers or controlling persons of P&G and certain information relating to their beneficial ownership of shares of P&G common stock:

As of August 15, 2008 (unless otherwise stated)

		Amount of Common Stock and Nature of Beneficial Ownership
Name	Position	Direct[1] and Profit Sharing Plan[2]	Right to Acquire[3]	Trusteeships and Family Holdings[4]	Total	Percent of Class		Restricted Stock Units[5]
Susan E. Arnold	President—Global Business Units	32,474	646,992	20	679,486		[6]	78,523
Kenneth I. Chenault	Director	1,000	—	—	1,000		[6]	—
Scott D. Cook	Director	7,953	10,674	32,463	51,090		[6]	10,499
Clayton C. Daley, Jr.	Vice Chairman and Chief Financial Officer	116,987	968,208	60,300	1,145,495		[6]	139,401
Rajat K. Gupta	Director	—	—	—	—		[6]	1,798
A. G. Lafley[7]	Chairman of the Board and Chief Executive Officer	144,823	2,190,371	1,314	2,336,508		[6]	721,415
Charles R. Lee	Director	60,292	16,712	—	77,004		[6]	10,499
Lynn M. Martin	Director	11,451	16,712	—	28,163		[6]	10,499
Robert A. McDonald	Chief Operating Officer	57,524	968,399	27,822	1,053,745		[6]	66,015
W. James McNerney, Jr.	Director	9,233	—	—	9,233		[6]	10,499
E. Dimitri Panayotopoulos	Vice Chairman—Global Household Care	189,949	1,074,227	—	1,264,176		[6]	67,356
Johnathan A. Rodgers	Director	9,319	6,644	—	15,963		[6]	10,499
Ralph Snyderman	Director	30,390	16,712	—	47,102		[6]	10,499
Margaret C. Whitman	Director	2,810	—	8,200	11,010		[6]	10,499
Patricia A. Woertz	Director	—	—	—	—		[6]	—
Ernesto Zedillo	Director	3,551	6,644	—	10,195		[6]	10,499
28 Directors and executive officers, as a group		1,004,783	9,672,273	138,909	10,815,965		[6]	1,612,402

(1)	Includes unrestricted common stock over which each Director or executive officer has sole voting and investment power and restricted common stock over which they have voting power but no investment power (until restrictions lapse).

(2)	Common stock allocated to personal accounts of executive officers under the Retirement Trust pursuant to The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (“PST”). Plan participants have sole discretion as to voting and, within limitations provided by PST, investment of shares. Shares are voted by the Trustees in accordance with instructions from participants. If instructions are not received by the Trustees as to the voting of particular shares, shares are to be voted in proportion to instructions actually received from other participants in the Trust.

(3)	Amounts reflect vested stock options and stock options that will vest within 60 days of the record date (August 15, 2008). If shares are acquired, the Director or executive officer would have sole discretion as to voting and investment.

(4)	The individuals involved share voting and/or investment powers with other persons with respect to the shares shown in this column.

(5)	Restricted Stock Units (“RSUs”) represent the right to receive unrestricted shares of common stock upon the lapse of restrictions, at which point the holders will have sole investment and voting power. RSUs are not considered “beneficially owned” because holders are not entitled to voting rights or investment control until the restrictions lapse.

(6)	Less than 0.079% for any one Director or Named Executive Officer, and less than 0.361% for the Directors and executive officers, as a group.

(7)	Totals reflect reduction that occurred during the fiscal year when beneficial ownership of certain holdings was transferred to former spouse pursuant to an agreed divorce settlement.

The address of each director and executive officer listed above is c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and each such person’s telephone number is (513) 983-1100.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer and the Transaction,” “The Exchange Offer,” “The Transactions,” “The Transaction Agreement,” “The Separation Agreement,” “Additional Agreements” and “Comparison of Shareholder Rights” is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of P&G common stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of P&G who is a holder of shares of P&G common stock may participate in the Exchange Offer on the same terms and conditions as all other P&G shareholders.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Corporate Governance—Review and Approval of Transactions with Related Persons,” “Director Compensation Table,” “Executive Compensation” and “Security Ownership of Management and Certain Beneficial Owners“ in P&G’s Definitive Notice and Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008 is incorporated herein by reference.

In 2007, P&G announced a share repurchase plan pursuant to which P&G’s Board of Directors authorized P&G to acquire $24-$30 billion of P&G common stock over a three-year period in open market and/or private transactions. As part of this share repurchase plan, P&G entered into a series of binding and unconditional prepaid forward purchase agreements with large financial institutions prior to public announcement of the Exchange Offer. These agreements are scheduled to run through the end of 2008, unless the Exchange Offer is completed prior to that time. Under two of these prepaid forward purchase agreements, P&G purchased shares of its common stock within 60 days preceding the filing of this Schedule TO. In the first such transaction, which settled on August 28, 2008, P&G acquired 11,587,072 shares of its common stock from Citigroup at a price of $69.0425 per share. In the second such transaction, which settled on September 22, 2008, P&G acquired 11,170,010 shares of its common stock from Citigroup at a price of $71.6204 per share.

Several of the prepaid forward purchase agreements that P&G signed prior to public announcement of the Exchange Offer have not yet settled. These agreements are between P&G and Citigroup and generally call for P&G to pay the purchase price for the shares to Citigroup at the beginning of a specified period. At certain times during the specified period, Citigroup delivers the shares to P&G. The precise number of shares to be delivered, and the price per share under each such agreement, will be determined based on a formula derived from the market price of P&G common stock over the specified period. The aggregate purchase price to be paid by P&G under each such agreement is $700 million.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “The Transactions—Smucker’s Reasons for the Transactions” and “The Transactions—P&G’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of P&G common stock acquired by P&G in the Exchange Offer will be held as treasury stock.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers about the Exchange Offer and the Transactions,” “The Exchange Offer,” “The Transactions,” “The Transaction Agreement,” “The Separation Agreement,” “Additional Agreements” and “Comparison of Shareholder Rights” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “The Exchange Offer,” “The Transactions,” “The Transaction Agreement” and “The Separation Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “The Exchange Offer,” “The Transactions,” “The Transaction Agreement” and “The Separation Agreement” is incorporated herein by reference.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. See Item 3(a) above.

(b) Securities Transactions. Based on the information available to P&G as of October 7, 2008, the following table sets forth the transactions in P&G common stock by P&G and directors and executive officers of P&G in the past 60 days:

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction

Alan G. Lafley	10/2/2008	1,572 shares of common stock	$0.0000	Gift of common stock.

Charlotte R. Otto	9/24/2008	2,118 restricted stock units (“RSUs”) withheld	$70.9350	Automatic conversion of RSUs to withhold for taxes due on total RSUs held upon reporting person reaching 55.

Susan E. Arnold	9/24/2008	1,071 RSUs withheld	$72.8550	Shares withheld to cover taxes upon the vesting of restricted stock units granted on 9/15/04.

Filippo Passerini	9/24/2008	357 RSUs withheld	$72.8550	Shares withheld to cover taxes upon the vesting of restricted stock units granted on 9/15/04.

Robert Allan Steele	9/24/2008	706 RSUs withheld	$72.8550	Shares withheld to cover taxes upon the vesting of restricted stock units granted on 9/15/04.

Scott D. Cook	9/16/2008	Award of 403 shares of Unrestricted Stock	$0.0000	Quarterly Director Payment.

Robert A. Mcdonald	9/16/2008	7,170 RSUs withheld	$72.8550	RSUs withheld to cover taxes upon the vesting of RSUs granted on 9/15/05.

W. James Mcnerney Jr.	9/16/2008	Award of 410 shares of Unrestricted Stock	$0.0000	Quarterly Director Payment.

Charlotte R. Otto	9/16/2008	4,615 RSUs withheld	$72.8550	RSUs withheld to cover taxes upon the vesting of RSUs granted on 9/15/05.

Evriviades D. Panayotopoulos	9/16/2008	5,899 RSUs withheld	$72.8550	RSUs withheld to cover taxes upon the vesting of RSUs granted on 9/15/05.

Marc S. Pritchard	9/16/2008	4,154 RSUs withheld	$72.8550	RSUs withheld to cover taxes upon the vesting of RSUs granted on 9/15/05.

Johnathan A. Rodgers	9/16/2008	Award of 282 shares of Retirement Restricted Stock	$0.0000	Quarterly Director Payment.

Ralph Snyderman	9/16/2008	Award of 466 shares of Retirement Restricted Stock	$0.0000	Quarterly Director Payment.

Ernesto Zedillo	9/16/2008	Award of 174 shares of Retirement Restricted Stock	$0.0000	Quarterly Director Payment.

Susan E. Arnold	9/15/2008	Award of 2,101 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Clayton C. Daley Jr.	9/15/2008	88 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Clayton C. Daley Jr.	9/15/2008	Award of 1,939 RSUs	$72.1400	Award of RSUs, amount and price computed per benefit formula.

Werner Geissler	9/15/2008	Award of 2,632 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Werner Geissler	9/15/2008	162 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

R. Keith Harrison	9/15/2008	Award of 1,328 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

R. Keith Harrison	9/15/2008	82 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Steven W. Jemison	9/15/2008	160 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Steven W. Jemison	9/15/2008	Award of 3,061 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Alan G. Lafley	9/15/2008	Award of 7,848 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Alan G. Lafley	9/15/2008	389 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Mariano Martin	9/15/2008	Award of 12,888 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Mariano Martin	9/15/2008	39 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Mariano Martin	9/15/2008	Award of 1,101 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Robert A. Mcdonald	9/15/2008	110 RSUs withheld	$72.8550	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Robert A. Mcdonald	9/15/2008	Award of 2,101 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Moheet Nagrath	9/15/2008	Award of 3,951 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Name	Transaction Date	Number and Type of Securities	Price Per Share		Type of Transaction
Charlotte R. Otto	9/15/2008	70 RSUs withheld	$72.8550		RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Charlotte R. Otto	9/15/2008	Award of 1,332 RSUs	$0.0000		Award of RSUs, amount and price computed per benefit formula.

Evriviades D. Panayotopoulos	9/15/2008	114 RSUs withheld	$72.8550		RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Evriviades D. Panayotopoulos	9/15/2008	Award of 1,847 RSUs	$0.0000		Award of RSUs, amount and price computed per benefit formula.

Filippo Passerini	9/15/2008	Award of 1,085 RSUs	$0.0000		Award of RSUs, amount and price computed per benefit formula.

Marc S. Pritchard	9/15/2008	Award of 1,189 RSUs	$0.0000		Award of RSUs, amount and price computed per benefit formula.

Edward D. Shirley	9/15/2008	Award of 1,155 RSUs	$0.0000		Award of RSUs, amount and price computed per benefit formula.

Robert Allan Steele	9/15/2008	Award of 1,524 RSUs	$0.0000		Award of RSUs, amount and price computed per benefit formula.

Charlotte R. Otto	9/5/2008	Disposed of 200 shares of common stock	$0.0000		Gift of common stock.

Marc S. Pritchard	8/28/2008	Disposed of 7,650 shares of common stock	$70.0160		Sale of common stock.

Edward D. Shirley	8/28/2008	5,783 shares of common stock withheld	$70.5000		Withholding of common stock for taxes.

Edward D. Shirley	8/28/2008	14,561 shares of common stock withheld	$70.5000		Withholding of common stock for taxes.

Edward D. Shirley	8/28/2008	Acquired 31,096 shares of common stock	$33.0103		Exercise of stock option granted on 2/15/01.

Bruce Brown	8/27/2008	Disposed of 3,100 shares of common stock	$70.1689	[1]	Sale of common stock.

Bruce Brown	8/21/2008	Disposed of 450 shares of common stock	$69.7000		Withholding of common stock for taxes.

Bruce Brown	8/21/2008	Acquired 3,550 shares of common stock	$44.2656		Exercise of stock option granted on 2/26/99.

R. Keith Harrison	8/21/2008	Disposed of 43,943 shares of common stock	$69.6760		Sale of common stock.

Susan E. Arnold	8/15/2008	5 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Clayton C. Daley Jr.	8/15/2008	Disposed of 484 shares of common stock indirectly held	$71.8522		Sale of common stock.

Clayton C. Daley Jr.	8/15/2008	11 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Name	Transaction Date	Number and Type of Securities	Price Per Share		Type of Transaction
Clayton C. Daley Jr.	8/15/2008	Disposed of 8,000 shares of common stock	$71.8522	[2]	Sale of common stock.

Werner Geissler	8/15/2008	8 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

R. Keith Harrison	8/15/2008	4 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Alan G. Lafley	8/15/2008	81 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Mariano Martin	8/15/2008	2 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Robert A. Mcdonald	8/15/2008	7 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Charlotte R. Otto	8/15/2008	4 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Evriviades D. Panayotopoulos	8/15/2008	6 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Filippo Passerini	8/15/2008	2 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Robert Allan Steele	8/15/2008	2 RSUs withheld	$70.9350		Automatic conversion of RSUs to withhold for taxes due upon dividend equivalents granted in the form of RSUs.

Clayton C. Daley Jr.	8/13/2008	28 RSUs withheld	$62.3600		RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Werner Geissler	8/13/2008	48 RSUs withheld	$62.3600		RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

R. Keith Harrison	8/13/2008	Acquired 97,690 shares of common stock	$31.0118		Exercise of stock option granted on 9/15/2000.

R. Keith Harrison	8/13/2008	34 RSUs withheld	$62.3600		RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
R. Keith Harrison	8/13/2008	22,125 shares of common stock withheld	$69.6600	Withholding of common stock for taxes.

Steven W. Jemison	8/13/2008	13 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Alan G. Lafley	8/13/2008	77 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Mariano Martin	8/13/2008	10 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Robert A. Mcdonald	8/13/2008	43 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Evriviades D. Panayotopoulos	8/13/2008	56 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Bruce Brown	8/12/2008	Disposed of 9,745 shares of common stock	$70.3715	Sale of common stock.

Clayton C. Daley Jr.	8/12/2008	Award of 21,325 RSUs	$0.0000	Special equity grant in the form of RSUs granted under Issuer’s 2001 Stock and Incentive Compensation Plan.

Clayton C. Daley Jr.	8/12/2008	Disposed of 555 shares of common stock	$70.4300	Withholding of common stock for taxes.

Alan G. Lafley	8/12/2008	Disposed of 20,000 shares of common stock	$69.9095	Sale of common stock.

Robert Allan Steele	8/12/2008	Disposed of 14,190 shares of common stock	$70.0000	Sale of common stock.

Susan E. Arnold	8/11/2008	Disposed of 12,761 shares of common stock	$69.3150	Sale of common stock.

Robert Allan Steele	8/11/2008	8,364 shares of common stock withheld	$0.0000	Shares withheld to cover taxes upon the vesting of restricted stock units granted on 8/8/03.

Susan E. Arnold	8/7/2008	Award of 2,727 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Bruce Brown	8/7/2008	Award of 663 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Bruce Brown	8/7/2008	2,255 shares of common stock withheld	$67.6400	Withholding of common stock for taxes.

Bruce Brown	8/7/2008	Acquired 12,000 shares of common stock	$31.0188	Exercise of stock option granted on 9/15/2000.

Clayton C. Daley Jr.	8/7/2008	Award of 2,411 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Clayton C. Daley Jr.	8/7/2008	52 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Werner Geissler	8/7/2008	49 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Werner Geissler	8/7/2008	Award of 2,271 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

R. Keith Harrison	8/7/2008	Award of 1,601 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

R. Keith Harrison	8/7/2008	35 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Steven W. Jemison	8/7/2008	Award of 604 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Steven W. Jemison	8/7/2008	13 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Alan G. Lafley	8/7/2008	128 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Alan G. Lafley	8/7/2008	Award of 5,190 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Mariano Martin	8/7/2008	23 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Mariano Martin	8/7/2008	Award of 1,051 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Robert A. Mcdonald	8/7/2008	Award of 2,727 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Robert A. Mcdonald	8/7/2008	59 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Moheet Nagrath	8/7/2008	Award of 810 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Charlotte R. Otto	8/7/2008	Award of 1,327 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Evriviades D. Panayotopoulos	8/7/2008	57 RSUs withheld	$62.3600	RSUs withheld to cover taxes on award of RSUs under Issuer’s 2001 Stock and Incentive Compensation Plan.

Evriviades D. Panayotopoulos	8/7/2008	Award of 2,668 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Filippo Passerini	8/7/2008	Award of 1,214 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Marc S. Pritchard	8/7/2008	Award of 1,214 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Valarie L. Sheppard	8/7/2008	Award of 657 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Edward D. Shirley	8/7/2008	Award of 272 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

Robert Allan Steele	8/7/2008	Award of 2,270 RSUs	$0.0000	Award of RSUs, amount and price computed per benefit formula.

1 Weighted average price. The range for that weighted average is $70.16 - $70.1813.

2 Weighted average price. The range for that weighted average is $71.68 - $71.7950.

See also Item 5(e).

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

None.

Item 10.	Financial Statements.

(a) Financial Information. The audited financial statements of P&G as of June 30, 2008, 2007 and 2006 and for the three years ended June 30, 2008 are incorporated herein by reference to Item 8 of P&G’s Annual Report on Form 10-K/A, as filed with the SEC on October 3, 2008. The information set forth in the section of the Prospectus entitled “Historical Per Share, Market Price and Dividend Data” relating to P&G is incorporated herein by reference. The information in Exhibit 12 to P&G’s Annual Report on Form 10-K, as filed with the SEC on August 28, 2008, is incorporated herein by reference.

This Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

(b) Pro Forma Information. None.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None

(b) Other Material Information. None

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to The Folgers Coffee Company’s Amendment No. 2 to the Registration Statement on Form S-4/S-1 (Registration No. 333-152453), filed with the Securities and Exchange Commission on September 15, 2008 (the “Amendment No. 2 to the Registration Statement”)).

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(vi)	Form of Letter of Introduction to Record Holders of The Procter & Gamble Company (incorporated by reference to The Folgers Coffee Company’s Amendment No. 3 to the Registration Statement on Form S-4/S-1 (Registration No. 333-152453), filed with the Securities and Exchange Commission on October 8, 2008).

(a)(1)(vii)	News Release by The Procter & Gamble Company dated October 8, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on October 8, 2008).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated October 8, 2008 (incorporated by reference to the Registration Statement).

(a)(5)	None.

(b)	None.

(d)(i)*	Letter Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(ii)*	Letter Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(iii)*	Letter Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(iv)*	Letter Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(v)*	Letter Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to the Registration Statement).

* Confidential treatment requested as to certain portions that have been omitted and filed separately with the Securities and Exchange Commission.

Item 13.	Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PROCTER & GAMBLE COMPANY

By:	/s/ E. J. Wunsch
Name:	E. J. Wunsch
Title:	Assistant Secretary

Dated: October 8, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to The Folgers Coffee Company’s Amendment No. 2 to the Registration Statement on Form S-4/S-1 (Registration No. 333-152453), filed with the Securities and Exchange Commission on September 15, 2008 (the “Amendment No. 2 to the Registration Statement”)).

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(v)	Form of Notice of Withdrawal (incorporated by reference to the Amendment No. 2 to the Registration Statement).

(a)(1)(vi)	Form of Letter of Introduction to Record Holders of The Procter & Gamble Company (incorporated by reference to The Folgers Coffee Company’s Amendment No. 3 to the Registration Statement on Form S-4/S-1 (Registration No. 333-152453), filed with the Securities and Exchange Commission on October 8, 2008).

(a)(1)(vii)	News Release by The Procter & Gamble Company dated October 8, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Procter & Gamble Company with the Securities and Exchange Commission on October 8, 2008).

(a)(2)	None.

(a)(3)	None.

(a)(4)(i)	Prospectus, dated October 8, 2008 (incorporated by reference to the Registration Statement).

(a)(5)	None.

(b)	None.

(d)(i)*	Letter Agreement Number 1 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(ii)*	Letter Agreement Number 2 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(iii)*	Letter Agreement Number 3 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(iv)*	Letter Agreement Number 4 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(d)(v)*	Letter Agreement Number 5 between The Procter & Gamble Company and Citigroup Global Markets Inc. for the repurchase by The Procter & Gamble Company of its common stock, dated June 2, 2008.

(g)	None.

(h)	Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters (incorporated by reference to the Registration Statement).

* Confidential treatment requested as to certain portions that have been omitted and filed separately with the Securities and Exchange Commission.